GENTOR RESOURCES INC.

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER OF 2012

The following management’s discussion and analysis (“MD&A”), which is dated as of May 30, 2012, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company”) as at and for the three month period ended March 31, 2012 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2012 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2011. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Oman or Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main areas of exploration are located in the Sultanate of Oman within the Semail Ophiolite Belt typified by volcanic massive sulphide (“VMS”) deposits, where the Company controls rights to the Block 5 and Block 6 exploration permits under earn-in agreements with the holders of the permits. The prime target in these two exploration permit areas is copper; however there is a strong association with other base metals and gold. In addition, the Company maintains the rights to a molybdenum tungsten project located in east central Idaho in the United States of America. No exploration was undertaken at the Idaho project during the first quarter of 2012.

In February 2012, the Company completed a corporate reorganization (the "Corporate Reorganization"), as a result of which the Company's corporate jurisdiction has been moved from Florida to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.

Oman Project

The Company’s exploration activities in the Sultanate of Oman are currently focused on the Block 5 and Block 6 exploration permit areas. The work programs to date have mainly consisted of following up the 56 Versatile Time-Domain Electromagnetic (“VTEM”) targets defined in the Block 5 and Block 6 areas of Oman. Of the 56 VTEM targets selected, 21 (37.5%) have been drill tested. Block 5 had 46 anomalies of which 15 were drilled by the end of 2011 and Block 6 had 10 anomalies of which 6 have been drill tested. This work has to date led to the discovery of two massive sulphide deposits at Mahab 4 and Maqail South, both in Block 5. The exploration program has generated several geological targets for drilling, including the Maqail prospect where boulders of massive sulphide have been identified in road cut material, related to a distinct sea-floor position.

Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made during fiscal 2010 following up a high priority positive electromagnetic (“EM”) response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

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At the beginning of fiscal 2011 SRK Exploration (a UK-based independent consulting firm) was engaged to conduct ground geophysics at both Mahab 4 and Maqail South. A ground EM survey was completed at Mahab 4 but it gave little additional information over and above the VTEM results. During 2012, there are further geophysics planned around Mahab 4 (over flatter terrain) to look for extensions to the main VMS body.

A diamond drilling program, which re-commenced in February of 2011, succeeded in expending the size of the new VMS discovery at Mahab 4. To date, the Company has completed 44 drill holes at Mahab 4 totaling 4,902.87 metres.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

In January and April 2012, the Company announced additional drilling results at the Mahab 4 prospect.

The drill results to date at Mahab 4 have allowed the construction of a sectional based wire frame model for the deposit in preparation for the estimation of the maiden resource on this deposit. Independent resource consultants, Hellman & Schofield, have been commissioned to undertake a National Instrument 43-101 compliant resource estimation. Results of this work are expected in mid-year.

A surface LIDAR survey has been completed to accurately locate the drill holes and topography of the Mahab 4 steep ridge. This will be used in the future independent resource estimate.

Some 10 drill core samples were collected from the diamond drill holes at Mahab 4 and sent to Wardell Armstrong’s Cornwall, U.K. laboratory for preliminary flotation test work. This testwork program was completed to attempt to define the parameters to use to liberate the Mahab 4 copper grind size, pH, etc. The results of this testwork were announced by the Company in April 2012. Further test work is being planned.

The 2012 exploration program at Mahab 4 includes further evaluation drilling aimed at the preparation of the planned mineral resource estimate on Mahab 4.

Maqail South Prospect

The Maqail South prospect was discovered in 2010, following up a high priority (helicopter-borne) VTEM target in Block 5. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge. By the end of October 2011, 13 diamond holes had been drilled at Maqail South for a total of 1,380.1 metres.

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Further drilling has been completed at Maqail South during fiscal 2012 to define the limits of the VMS, particularly to the south and northeast. Sufficient further drilling has been completed in 2012 to enable a 3-D wire frame to be made of the Maqail South deposit. A preliminary mineral resource estimation is currently being calculated by independent resource consultants, Hellman & Schofield, and is expected in mid-year.

Regional Exploration

On April 30, 2012, the Company announced that it has entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals on properties (the “Project”) located in northeastern Turkey. The Company paid the Licence Holder a $200,000 option fee under the said agreement. The Company shall determine on or before the expiry date of the said 12 month period whether to acquire a 70% interest in the Project. If the Company exercises its option to acquire a 70% interest in the Project, a further $400,000 would be payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would pay annual sums of $300,000 to the Licence Holder.

Qualified Person

Dr. Peter Ruxton, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated December 31, 2010 and entitled "National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Projects, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc." A copy of this report can be obtained from SEDAR at www.sedar.com.

Results of Operations

For the three month period ended March 31, 2012, the Company reported a net loss of $1,121,747 ($0.02 per share) as compared to a net loss of $1,025,934 ($0.02 per share) for the three month period ended March 31, 2011. During the three month period ended March 31, 2012, variances in operating expenses occurred in the expense categories described below as compared to the three month period ended March 31, 2011:

Field camps

Field camps expenses increased to $59,878 during the first quarter of 2012 from $27,921 incurred during the first quarter of 2011. The increase of $31,957 in this category was mainly due to increased supplies, rent and repairs and maintenance costs.

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Geophysics

Geophysics expenses decreased to $892 during the first quarter of 2012 from $65,488 incurred during the first quarter of 2011. The decrease of $64,596 in this category was mainly due to airborne VTEM and magnetic surveys over the Block 5 and Block 6 exploration permit areas that did not recur during the first quarter of 2012.

Geology

Geology expenses increased to $117,355 during the first quarter of 2012 from $96,357 incurred during the first quarter of 2011. The increase of $20,998 in this category was due to increased geological exploration activities in Oman during the first quarter of 2012.

Drilling

Drilling expenses increased to $152,708 during the first quarter of 2012 from $127,126 incurred during the first quarter of 2011. The increase of $25,582 in this category was mainly due to increased drilling activities and site preparation in the first quarter of 2012, as the Company continued it’s drilling within the Company’s Block 5 exploration permit area in Oman.

Consulting and professional fees

Consulting and professional fees increased to $281,775 during the first quarter of 2012 from $194,040 incurred during the first quarter of 2011. The increase of $87,735 in this category was mainly due to legal costs related to the Corporate Reorganization.

General and administrative

General and administrative expenses increased to $679,227 during the first quarter of 2012 from $368,908 incurred during the first quarter of 2011. The expense items listed below which are included in general and administrative expenses mainly contributed to the increase of $310,319 as follows:

Travel and promotion

The Company incurred travel and promotion expenses of $36,359 during the first quarter of 2012 compared to $49,505 incurred during the first quarter of 2011. The decrease is due to fewer visits to the Company's projects in Oman, as well as decreased business promotion activities during the first quarter of 2012.

Employee benefits

The Company employee benefits expense increased to $488,145 during during the first quarter of 2012 compared to $287,912 recorded during the first quarter of 2011 due to the hiring of additional personnel during the second half of 2011.

Office and sundry

Office and sundry expenses increased to $66,663 during the first quarter of 2012 compared to $25,949 incurred during the first quarter of 2011, mainly due to increased rent, filing fees, utilities and insurance fees incurred in the first quarter of 2012.

Foreign exchange loss (gain)

The Company recorded a foreign exchange gain of $47,599 during the first quarter of 2012, compared to a foreign exchange loss of $2,058 incurred during the first quarter of 2011, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

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Stock based compensation

The fair value of employee stock based compensation expenses recorded during the first quarter of 2012 increased to $65,345 from $48,750 recorded during the corresponding period in 2011. This increase is related to additional stock based compensation issued to employees, directors and officers of the Company.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of fiscal 2012. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2012	2011	2011	2011
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(1,121,747)	$(2,255,227)	$(1,115,065)	$(1,207,088)
Net loss per share	$(0.02)	$(0.03)	$(0.02)	$(0.02)

	2011	2010	2010	2010
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(1,025,934)	($1,175,693)	$(808,394)	$(640,377)
Net loss per share	$(0.02)	$(0.01)	$(0.02)	$(0.02)

The Company reported a net loss of $1,121,747 during the first quarter of 2012 compared to a net loss of $2,255,227 in the fourth quarter of 2011. The decrease of $866,520 was mainly due to decreased general and administration expenses due to Corporate Reorganization costs incurred in the fourth quarter of 2011.

The Company reported a net loss of $2,255,227 during the fourth quarter of 2011 compared to a net loss of $1,115,065 in the third quarter of 2011. The increase in net loss was mainly due to a $175,511 increase in drilling expenses and a $641,907 increase in general and administration expenses relating primarily to the Corporate Reorganization.

The Company reported a net loss of $1,115,065 during the third quarter of 2011 compared to a net loss of $1,207,088 in the second quarter of 2011. This decrease in net loss was mainly due to gain on sale of capital assets for $105,312 that occurred in the third quarter.

The Company reported a net loss of $1,207,088 during the second quarter of 2011 compared to a net loss of $1,025,934 in the first quarter of 2011. This increase in net loss was mainly due to a $75,628 increase in geology expenses and a $147,612 increase in drilling expenses.

The Company reported a net loss of $1,025,934 during the first quarter of 2011 compared to a net loss of $1,175,693 in the fourth quarter of 2010. This difference was mainly due to a $168,553 decrease in the first quarter of 2011 in consulting fees.

The Company reported a net loss of $1,175,693 during the fourth quarter of 2010 compared to a net loss of $808,394 in the third quarter of 2010. The increase in net loss was mainly due to a $167,987 increase in consulting fees and a $170,067 increase in general and administration expenses.

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The Company reported a net loss of $808,394 during the third quarter of 2010 compared to a net loss of $640,377 in the second quarter of 2010. This increase in net loss was mainly due to a $205,362 increase in drilling expenses.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at March 31, 2012 was $5,567,877 compared to $6,935,012 as at December 31, 2011. The foregoing decrease in the cash balance was primarily due to operating activities, which consisted of exploration activities, general corporate costs and administrative costs.

Total assets at March 31, 2012 were $24,093,170 compared to $25,527,076 as at December 31, 2011. The change in these balances reflects the depreciation of capital assets, and the general disbursement of funds as explained above, since December 31, 2011.

Current liabilities as at March 31, 2012 were $531,884 compared to $998,565 as at December 31, 2011. This decrease in current liabilities is the result of payment of accounts payable and amounts due to related parties incurred during 2012.

The Company’s current cash position is expected to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the third quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs further into 2012 and beyond. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares.  If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties.  There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during first quarter of 2012 and 2011:

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	Oman	Idaho	Turkey
March-31-12	Project	Project	Project	Total
Field Camps - Houses	59,878	-	-	59,878
Geophysics	892	-	-	892
Remote Sensing	-	-	-	-
Surveying	-	-	-	-
Geochemistry	13,450	-	-	13,450
Geology	28,179	-	-	28,179
Mineral Properties	-	-		-
Drilling	152,708	-	-	152,708
Environmental Testing	-	-		-
Consulting fees -related parties	-	-	-	-
Consulting fees	-	-	-	-
Professional fees	13,309	-	-	13,309
Management fees	-	-	-	-
General & Admin	322,887	1,862	166,814	491,563
Stock compensation expense	89,176	-	-	89,176
Depreciation and Amortization	14,309	-	-	14,309
TOTAL	694,788	1,862	166,814	863,464

	Oman	Idaho	Turkey
March-31-11	Project	Project	Project	Total
Field Camps - Houses	27,920	-	-	27,920
Geophysics	65,488	-	-	65,488
Remote Sensing	-	-	-	-
Surveying	-	-	-	-
Geochemistry	3,235	-	-	3,235
Geology	39,482	-	-	39,482
Mineral Properties	-	100,000		100,000
Drilling	127,126	-	-	127,126
Environmental Testing	-	-		-
Consulting fees -related parties	-	-	-	-
Consulting fees	5,423	-	-	5,423
Professional fees	27,962	1,732	-	29,694
Management fees	-	-	-	-
General & Admin	252,012	2,449	-	254,461
Stock compensation expense	56,876	-	-	56,876
Depreciation and Amortization	13,125	-	-	13,125
TOTAL	618,649	104,181	-	722,830

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Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at May 30, 2012, the Company had outstanding 62,753,840 common shares, warrants to purchase a total of 11,872,089 common shares, 1,850,000 stock options and 173,040 compensation options.

Related Party Transactions

As of March 31, 2012, a balance of $79,740 advanced to the Company from a former director and officer of the Company was outstanding (December 31, 2011 - $114,740). This advance is unsecured, non-interest bearing and re-payable upon demand.

As of March 31, 2012, an amount of $22,266 (December 31, 2011 - $15,725) representing unpaid employee benefits and expenses was due to a corporation of which a director and officer of the Company is a partner.

During the three months ended March 31, 2012, an amount of $1,775 was due to two directors of the Company relating to interest on an amount of $193,771 previously advanced to the Company for working capital purposes during the first quarter of 2010. The principal amount of this advance was repaid during the fourth quarter of 2010.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In March 2012, the Financial Accounting Standards Board (the “FASB”) issued an amendment to “Presentation of Comprehensive Income” (“ASU 2011-05”). The amendment defers certain requirements in  ASU 2011-05 related to reclassifications out of accumulated other comprehensive income until such time as the FASB has completed re-deliberation of such requirements. The amendment reinstates the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendment is effective at the same time as the amendments in ASU 2011-05.  The Company is currently evaluating the impact of the adoption of ASU 2011-04 on its financial position, results of operations and disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

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Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the three months ended March 31, 2012, and 2011.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2012, the Company had no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Company’s Interim Financial Statements.  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements over the requisite employee service period (usually the vesting period).  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock.  Shares are issued from treasury upon the exercise of stock options.  The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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The model inputs for options granted during the three months ended March 31, 2012 included:

(i)	Risk-free interest rate: 0.91% - 0.81% which is based on the 5 year US Treasury bond rate (December 31, 2011 – 1.14% -2.24%).

(ii)	Expected volatility: 67.11 - 67.33% which is based on the Company’s historical stock price (December 31, 2011 – 67.87% - 68.71%)

(iii)	Expected life: 5 years (December 31, 2011 – 5 years)

(iv)	Expected dividends: $Nil (December 31, 2011 - $Nil)

Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted and subsequent reporting date. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant and subsequent reporting date. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them.

The value of the Company’s U.S dollar warrants was calculated using the Black-Scholes model and the assumptions were as follows:

(i)	Risk-free interest rate: 0.23% - 0.28%, which is based on the US Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants (December 31, 2011; 0.23% -0.28%)

(ii)	Expected volatility: 73.66% - 73.67%, which is based on the Company’s historical stock price (December 31, 2011; 73.66% - 73.67%)

(iii)	Expected life: 1 year (December 31, 2011; 1 year)

(iv)	Expected dividends: $Nil (December 31, 2011; $Nil)

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

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The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)	Risk-free interest rate: 0.87% - 1.06%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants (December 31, 2011 – 0.87% - 1.06%)

(ii)	Expected volatility: 67.09% - 80.45%, which is based on the Company’s historical stock price (December 31, 2011 – 67.09% - 80.45%)

(iii)	Expected life: 1 year (December 31, 2011 – 1 year)

(iv)	Expected dividends: $Nil (December 31, 2011 - $Nil)

The fair value of warrants would be included in the hierarchy as follows:

	Fair Value Measurements at Reporting Date Using:
March 31, 2012

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$54,693	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani Rials and Canadian dollars.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial and Canadian dollar would have had the equal but opposite effect as at March 31, 2012.

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	Omani Rial	Canadian Dollar

Cash	$86,714	$2,353,337
Prepaids and advances	5,569	-
Accounts payable	(3,628)	-
Accrued liabilities	(31,300)	-
Total foreign currency working capital	57,355	2,353,337
US$ exchange rate at March 31, 2012	2.5899	1.0025
Total foreign currency net working capital in US$	$148,544	$2,359,220
Impact of a 10% strengthening of the US$ on net loss	$14,854	$235,922

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

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The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's Omani properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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